Exhibit 11

TRADING AGREEMENT

     This TRADING AGREEMENT (“Agreement”) is entered into as of May 1, 2003 between William Wrigley, Jr. (“Seller”) and Chicago Analytic Capital Management, LLC (“Advisor”).

     WHEREAS, Seller has established a Securities Sales Program (the “Sales Program”) designed (i) to assure that all sales made pursuant to the Sales Program and this Agreement will not be influenced by, or made on the basis of, material, nonpublic information concerning Wm. Wrigley Jr. Company, a Delaware corporation (the “Company”), or the shares of common stock, no par value per share (the “Stock”), of the Company that Seller may possess at the time such sales are made; (ii) to avail himself of the affirmative defense available under Rule 10b5-1 (“Rule 10b5-1”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) to assure that no sales made pursuant to the Sales Program and this Agreement will be deemed to violate the prohibitions on trading contained in the Company’s Policy on Insiders Trading in Wrigley Company Stock (as amended from time to time, the “Company Policy”);

     WHEREAS, the General Counsel of the Company has received a copy of the Sales Program and, in reliance on the provisions thereof, has confirmed that the Sales Program does not violate the prohibitions on trading contained in the Company Policy; and

     WHEREAS, Seller desires to enter into this Agreement to vest Advisor with discretionary authority to determine the timing, price and other terms of each specific sale to be made pursuant to the Sales Program, on the terms and subject to the conditions of this Agreement.

     NOW THEREFORE, Seller and Advisor hereby agree as follows:

     1.     Term. This Agreement shall become effective on May 1, 2003 and shall terminate on the first to occur of:

(a) July 31, 2003;

(b) The sale, on the terms and subject to the conditions of this Agreement, of Stock comprising the Total Maximum Dollar Amount (as defined in Section 2 below);

(c) The death of Seller;

(d) The termination of this Agreement by Seller upon three days’ prior written notice to Advisor;

(e) At the option of either Seller or Advisor, the occurrence of any sale which is caused to be made pursuant to this Agreement that violates (or in the opinion of counsel to Seller or Advisor is likely to violate) Rule 144 or Rule 145 of the Securities Act of 1933, as amended (the “Securities Act”), Section 16 of the Exchange Act, any other provision of the Federal securities laws or regulations adopted by the U.S. Securities and Exchange Commission (the “SEC”) thereunder, or any other applicable Federal or State law or regulation; and

(f) The material failure of Seller or Advisor, as the case may be, to comply with his or its obligations under this Agreement.

     2.     Sales. Seller hereby engages Advisor as Seller’s agent to use its reasonable best efforts to cause to be sold during the term of this Agreement up to $43,600,000 of Stock (the “Total Maximum

Dollar Amount”) beneficially owned by Seller and held in various trusts for the benefit of Seller and members of his family, as provided in and subject to the conditions of this Agreement and the Sales Program. Advisor shall determine the timing, price and other terms of each specific sale transaction in its sole discretion and without influence from Seller, subject to the following conditions:

(a) Advisor shall use the services of such broker or brokers as it may elect from time to time to effect each specific sale transaction to be made pursuant to this Agreement.

(b) Advisor shall use its reasonable professional judgment in causing transactions to be executed, with a goal of obtaining the highest aggregate sales proceeds; provided, that Advisor shall take into account daily trading volumes and average weekly trading volumes of the Stock, historical trading prices of the Stock and any other factors which Advisor, in its reasonable professional judgment, deems of importance.

(c) Subject in each case to Section 2(d) and 2(e) below,

(1) Advisor shall cause to be sold shares of Stock held in certain trusts for the benefit of Seller in the following manner: first, Advisor shall cause to be sold all of the 401,462 shares of Stock held in trust designated as “Trust #101 under Agreement dated May 22, 1990” (“Trust #101”); second, Advisor shall cause to be sold all of the 55,320 shares of Stock held in trust designated as “William Wrigley, Jr. Residuary Trust dated May 2, 2000” (the “WWJr. Residuary Trust”); and third, Advisor shall cause to be sold such number of shares of Stock held in trust designated as “William Wrigley, Jr. Fund under the Will of Philip K. Wrigley” as will yield sales proceeds which, when added to the proceeds of the sales of Stock from Trust #101 and the WWJr. Residuary Trust, equal $29,200,000 (“Seller’s Maximum Dollar Amount”).

(2) Advisor shall cause to be sold shares of Stock held in certain trusts for the benefit of Seller’s cousin, Helen A. Rosburg (“HAR”), in the following manner: first, Advisor shall cause to be sold all of the 135,216 shares of Stock held in trust designated as “Helen A. Rosburg Fund under the Will of Philip K. Wrigley” (the “HAR Fund”); and second, Advisor shall cause to be sold such number of shares of Stock held in trust designated as “Helen A. Rosburg Fund under the Will of Helen A. Wrigley” as will yield sales proceeds which, when added to the proceeds of the sales of Stock from the HAR Fund, equal $7,200,000 (“HAR’s Maximum Dollar Amount”).

(3) Advisor shall cause to be sold shares of Stock held in certain trusts for the benefit of Seller’s cousin, Misdee Wrigley (“MW”), in the following manner: first, Advisor shall cause to be sold all of the 135,216 shares of Stock held in trust designated as “Misdee Wrigley Fund under the Will of Philip K. Wrigley” (the “MW Fund”); and second, Advisor shall cause to be sold such number of shares of Stock held in trust designated as “Misdee Wrigley Fund under the Will of Helen A. Wrigley” as will yield sales proceeds which, when added to the proceeds of the sales of Stock from the MW Fund, equal $7,200,000 (“MW’s Maximum Dollar Amount”).

(d) Each specific sale transaction to be made pursuant to this Agreement at a specific sale price shall be effected in a proportionate manner among the foregoing trust beneficiaries’ interests such that Advisor shall cause to be sold (i) from trusts for the benefit of Seller, Seller’s Pro Rata Interest (as defined below) multiplied by the number of shares of Stock comprising a specific sale transaction, (ii) from trusts for the benefit of HAR, HAR’s Pro Rata Interest multiplied by the number of shares of Stock comprising a specific sale transaction, and (iii) from trusts for the benefit of MW, MW’s Pro Rata Interest multiplied by the number of shares of Stock comprising a specific sale transaction; provided, that if the apportionment herein described results in fractional shares, then the number of shares to be sold by HAR and MW shall be rounded up to the nearest whole share and the remainder shall be sold by Seller. The order of priority of sales from a trust beneficiary’s multiple trust accounts shall be as set forth in Section 2(c) above.

For purposes hereof, each trust beneficiary’s “Pro Rata Interest” is equal to the quotient (expressed as a percentage and rounded to the nearest tenth of a percentage point) obtained by dividing such beneficiary’s Maximum Dollar Amount by the Total Maximum Dollar Amount. For example, Seller’s Pro Rata Interest is equal to 67.0%, and represents the percentage (rounded to the nearest tenth of a percentage point) obtained by dividing Seller’s Maximum Dollar Amount of $29,200,000 by the Total Maximum Dollar Amount of $43,600,000. In the same manner, HAR’s Pro Rata Interest equals 16.5% and MW’s Pro Rata Interest equals 16.5%. Thus, for purposes of illustration, if Advisor causes to be sold in a specific sale transaction 25,300 shares of Stock, such sale will be comprised of 16,950 shares of Stock from Seller’s trust accounts and 4,175 shares of Stock from each of HAR’s and MW’s trust accounts, in each case in the order of priority of sales from a beneficiary’s multiple trust accounts as set forth in Section 2(c) above.

(e) In no event shall Advisor cause a sale of Stock hereunder that would result in (i) the aggregate dollar amount of Stock sold under this Agreement to exceed the Total Maximum Dollar Amount or (ii) the aggregate dollar amount of Stock sold under this Agreement on behalf of a trust beneficiary to exceed such beneficiary’s Maximum Dollar Amount.

(f) No sale shall be made during any period as to which the Company shall have notified Advisor in writing that sales of Stock by Seller are prohibited by or would cause the Company to be in violation of any underwriting or similar or related agreement binding the Company in connection with a registered public offering of Stock (whether such period is before or after the effective date of the registration statement relating to such offering); and

(g) No sale shall be made during any period as to which the Company shall have notified Advisor in writing that (i) sales by Seller are prohibited by or would cause the Company to be in violation of any agreement binding the Company in connection with an acquisition, merger, consolidation, reorganization or other major corporate transaction, (ii) sales by Seller are prohibited or materially restricted pursuant to any other contract binding the Company or (iii) sales by Seller would violate or cause the Company to be in violation of any applicable law or regulation in any material respect.

     3.     Corporate Events Affecting the Stock.

(a) In the event that the Company or any other party publicly announces a tender or exchange offer with respect to the Stock, Advisor will suspend all sales of Stock under this Agreement, it being understood that Advisor will be solely responsible for deciding whether to tender or exchange for the Stock; provided, that upon completion of the tender or exchange offer, any shares of Stock that have not been tendered or exchanged or have not been accepted for tender or exchange will continue to be sold under this Agreement and provided, further, that any shares of Stock that have been accepted for tender or exchange shall reduce the Total Maximum Dollar Amount by an amount equal to the number of shares accepted for tender or exchange multiplied by the tender price or the fair market value on the exchange date of a share of stock to be received in the exchange offer.

(b) If the Stock is converted in whole or in part into shares of publicly-traded securities of another company (“Newco”) as a result of a merger or acquisition or for any other reason, Advisor will sell such Newco shares and any remaining Stock in proportionate amounts over the remaining period during which Advisor would have sold the Stock under this Agreement (subject to compliance with Rule 145 of the Securities Act, if applicable).

     4.     Representations and Warranties of Seller. Seller makes the following representations and warranties to Advisor, each of which will survive the termination of this Agreement:

(a) As of the date of Seller’s execution of this Agreement, Seller is not aware of material, nonpublic information with respect to the Company or any securities of the Company (including the Stock) and is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent Advisor from causing sales to be made in accordance with this Agreement. Seller is entering into this Agreement in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 of the Exchange Act.

(b) Seller shall immediately notify Advisor if he becomes subject to a legal, regulatory or contractual restriction or undertaking that would prevent Advisor from causing sales to be made pursuant to this Agreement, and, in such a case, Seller and Advisor shall cooperate to amend or otherwise revise this Agreement to take account of such legal, regulatory or contractual restriction or undertaking (provided that neither party shall be obligated to take any action that would be inconsistent with the requirements of Rule 10b5-1(c)).

(c) Seller acknowledges and agrees that he does not have authority, influence or control over any sales of Stock which Advisor causes to be made pursuant to this Agreement, and will not attempt to exercise any authority, influence or control over such sales.

(d) The General Counsel of the Company has received a copy of the Sales Program and, in reliance on the provisions thereof, has confirmed that the Sales Program (together with the form of this Agreement, which is incorporated therein by reference) does not violate the prohibitions on trading contained in the Company Policy and Seller agrees to notify Advisor promptly in the event that the General Counsel shall have determined otherwise. All sales of Stock which Advisor causes to be made pursuant to this Agreement will be consistent with the Company Policy, which is the only policy of the Company relating to transactions in the Stock by Seller.

(e) At the time of Seller’s execution of this Agreement, Seller has not entered into or altered a corresponding or hedging transaction with respect to the Stock. Seller agrees not to enter into any such transaction while this Agreement remains in effect.

(f) This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms. The Stock is not subject to any liens, security interests or other impediments to transfer (except for limitations imposed by Rules 144 or 145 of the Securities Act), nor is there any litigation, arbitration or other proceeding pending, or to Seller’s knowledge threatened, that would prevent or interfere with the sale of Stock under this Agreement.

     5.     Representations and Warranties of Advisor. Advisor makes the following representations and warranties, each of which will continue while this Agreement is in effect and will survive the termination of this Agreement:

(a) As of the date of Advisor’s execution of this Agreement, Advisor is not aware of material, nonpublic information with respect to the Company or any securities of the Company (including the Stock).

(b) Advisor will not cause sales to be made at any time when Advisor or any of Advisor’s representatives who are causing sales to be made under this Agreement (each, an “Advisor Representative”) is aware of material, nonpublic information with respect to the Company or any securities of the Company (including the Stock).

(c) Each of Advisor and Advisor’s Representatives shall cause all sales to be made in accordance with the terms of this Agreement and absent any influence from Seller.

(d) Neither Advisor nor any Advisor Representative will seek advice from Seller with respect to the manner in which he, she or it causes sales to be made under this Agreement.

     6.     Compliance with Rule 10b5-1. It is the intent of the parties that this Agreement comply in all respects with the requirements of Rule 10b5-1(c)(1)(i)(B) and any published interpretations of Rule 10b5-1(c) by the SEC and this Agreement shall be interpreted in such manner as to comply with the requirements of Rule 10b5-1(c) and any published interpretations of 10b5-1(c) by the SEC.

     7.     Compliance with Applicable Laws and Regulations.

(a) Advisor agrees, and Seller acknowledges and agrees that Advisor has agreed, to conduct all sales of Stock covered by this Agreement in accordance with the requirements of Rule 144 and, if applicable, Rule 145 under the Securities Act. Advisor agrees that in no event shall it cause any sale to be made if such sale would exceed the then applicable volume limitation under Rule 144, taking into account all transactions by Seller and persons or entities with which Seller would be required to aggregate sales of Stock pursuant to paragraph (a)(2) of Rule 144.

(b) Seller agrees to provide Advisor on a timely basis with all information necessary for Advisor to sell the Stock on Seller’s behalf in compliance with Rules 144 and 145, which information includes, but is not limited to, whether Seller’s sales of Stock under this Agreement are required by Rule 144 or 145 to be aggregated with sales of Stock by any other person or entity. Seller agrees not to take, and agrees to cause any person or entity with which he would be required to aggregate sales of Stock (pursuant to paragraph (a)(2) of Rule 144 or paragraph (e) of Rule 145) not to take, any action that would cause the sales not to comply with Rule 144 or 145.

(c) Except for Advisor’s duty to comply with the volume limitations under Rule 144 pursuant to Section 7(a) above and except for compliance with the manner of sale requirement of Rule 144(f) (which shall be Advisor’s responsibility), Seller acknowledges and agrees that Advisor has no duty to determine whether Seller has violated Rules 144 or 145, or Section 13(d), 13(g) or 16 under the Exchange Act or the rules adopted by the SEC thereunder.

(d) Advisor will be responsible for making all required Form 144 filings on behalf of Seller (unless Seller and Advisor otherwise agree in writing).

(e) Seller agrees not to purchase any Stock, increase any call-equivalent position, or decrease any put-equivalent position, that would cause any sale made under this Agreement to violate Section 16 of the Exchange Act or the rules thereunder adopted by the SEC.

     8.     Other SEC Filings. Seller shall be responsible for making all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act. Advisor shall arrange for Seller to receive in a timely manner copies of confirmations or other notices of all sales made pursuant to this Agreement in order to enable Seller to make such filings.

     9.     Market Disruptions and Trading Restrictions. Seller understands that Advisor may not be able to effect a sale of shares of Stock, in whole or in part, due to a market disruption or a legal, regulatory or contractual restriction applicable to Advisor or an Advisor Representative or any other event or circumstance. Seller also understands that Advisor may be unable to effect a sale consistent with ordinary principles of best execution due to insufficient volume of trading or other market factors in effect on the date of a sale of shares of Stock.

     10.     Indemnification and Limitation on Liability; No Tax, Accounting or Legal Advice.

(a) Seller agrees to indemnify and hold harmless Advisor (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorneys’ fees and costs) arising out of or attributable to: (i) any material breach by Seller of this Agreement (including Seller’s representations and warranties) and (ii) any violation by Seller of applicable laws or regulations. This indemnification will survive the termination of this Agreement.

(b) Notwithstanding any other provision herein, Advisor will not be liable to Seller for: (i) special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, including but not limited to lost profits and lost savings, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (ii) any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

(c) Seller acknowledges and agrees that Advisor has not provided Seller with any tax, accounting or legal advice with respect to this Agreement.

     11.     Exclusivity. Seller agrees that until this Agreement has been terminated pursuant to Section 1 above, he will not (i) enter into a binding contract with respect to the sale of Stock or Newco shares pursuant to Rule 144 or, if applicable, Rule 145 with another investment advisor, broker, dealer or financial institution (each, a “Financial Institution”), (ii) instruct another Financial Institution to sell Stock or Newco shares pursuant to Rule 144 or, if applicable, Rule 145, or (iii) adopt a written trading plan (other than this Agreement) that would require or permit the sale of Stock or Newco shares pursuant to Rule 144 or, if applicable, Rule 145 during the term of this Agreement; provided, that nothing in this Agreement shall prevent Seller from entering into any such agreement with respect to the purchase of Stock or Newco shares or with respect to the sale of Stock or Newco shares in any transaction that would be excluded (pursuant to Rule 144(e)(3)(vii) or otherwise) in determining the amount of securities sold in reliance on Rule 144.

     12.     Acknowledgment. Seller and Advisor each understand and acknowledge that if this Agreement is modified or terminated or if Advisor deviates from this Agreement in selling Stock or if Seller enters into or alters a corresponding hedging transaction or position with respect to the Stock, then Seller may not be eligible for the protection of the affirmative defense available under Rule 10b5-1(c) with respect to any related sales, unless such actions were taken in good faith prior to Seller becoming aware of material, nonpublic information concerning the Company or the Stock and such sales were otherwise in accordance with all applicable requirements of Rule 10b5-1.

     13.     Modification of this Agreement. This Agreement may be modified by either party only upon the prior written consent of the other party. Any modification by Seller will be made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b-5. In particular, Seller agrees that he will not propose to modify this Agreement at any time that he is aware of any material, nonpublic information about the Company and/or the Stock.

     14.     Notices to Advisor. All notices to Advisor under this Agreement shall be given to Advisor’s Managing Director by telephone at 312-334-1510, by facsimile at 312-334-1501 or by certified mail to the address below:

Chicago Analytic Capital Management, LLC Attn: Sharath M. Sury, Managing Director One North Wacker Drive Suite 4700 Chicago, Illinois 60606

     15.     Counterparts. This Agreement may be executed in one or more counterparts (whether delivered by facsimile or otherwise), all of which shall constitute one and the same instrument.

     16.     Company Reliance. Seller and Advisor each agree that the Company may rely on the commitment, representations, warranties, agreements and acknowledgments made herein for purposes of determining whether the Sales Program and this Agreement meet the requirements of the Company Policy. Seller shall promptly notify the Company in the event of any modification or termination of this Agreement.

     17.     Governing Law. This Sales Program shall be governed by and construed in accordance with the laws of the State of Illinois without giving effect to any conflict of law rules, provisions or principles of the State of Illinois.

* * * * *

     IN WITNESS WHEREOF, the undersigned have entered into this Agreement on the date first written above.

/s/ William Wrigley, Jr. ——————————————— William Wrigley, Jr.

CHICAGO ANALYTIC CAPITAL MANAGEMENT, LLC

/s/ Sharath M. Sury —————————————————— By: Sharath M. Sury, Managing Director

WM. WRIGLEY JR. COMPANY, hereby
acknowledges receipt of the
foregoing Trading Agreement, which
constitutes a part of William
Wrigley, Jr.’s Securities Sales
Program, on this 1st day of May
2003

By: /s/ Howard Malovany
      ———————————————————
      Howard Malovany,
      Vice President, Secretary and
      General Counsel